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SEC FILE NUMBER
000-31617

CUSIP NUMBER
640938-10-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Ciphergen Biosystems, Inc.

Full Name of Registrant

Former Name if Applicable

6611 Dumbarton Circle

Address of Principal Executive Office (Street and Number)
Fremont, California 94555

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2006 by the August 14, 2006 deadline because of additional time required to obtain certain information and complete disclosures regarding the pending sale of its proteomics instrument business to Bio-Rad Laboratories, Inc., announced on August 14, 2006, to be included in the Quarterly Report. The Company continues its efforts to complete its procedures for the quarter ended June 30, 2006, and intends to file its Quarterly Report on Form 10-Q for this period on or before Monday, August 21, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gail S. Page	(510)	505-2100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant’s Form 10-Q for the third fiscal quarter ended September 30, 2005.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the fiscal quarter ended June 30, 2006, to be reported in the Form 10-Q, will reflect significant changes from the prior year, unrelated to the causes for the delay described in Part III. The anticipated change is, in part, based on decreases in sales of the Registrant’s ProteinChip Systems, accessories and software and a decrease in research and development, sales and marketing, and general and administrative expenses. Therefore, there were significant changes in the results of operations from the corresponding period for the last fiscal year. On August 14, 2006, the Registrant issued a press release reporting its results for the fiscal quarter ended June 30, 2006. A copy of the press release was furnished as an exhibit to the Registrant’s report on Form 8-K dated August 14, 2006, which is incorporated herein by reference.

Notice Concerning Forward-Looking Statements

The statements above regarding the Registrant’s anticipated timing of filing its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 and the Registrant’ s expected operating results for such quarter are forward-looking statements which are subject to risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include uncertainties regarding the timing of the Registrant’s completion of its Quarterly Report on Form 10-Q, risks as to adjustments to preliminary estimates for the financial results of the fiscal quarter ended June 30, 2006, issues encountered in the completion of the quarterly review and general economic conditions. In addition, please refer to the risk factors contained in the Registrant’s SEC filings including the Registrant’s Annual Report on Form 10-K filed with the SEC on March 17, 2006 and its Form 10-Q filed on May 15, 2006.

Ciphergen Biosystems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By		/s/ Gail S. Page

			Name:	Gail S. Page
			Title:	President and Chief Executive Officer and interim Chief Financial Officer